

March 31, 2011

Mr. James E. Parisi
Chief Financial Officer
CME Group Inc.
20 South Wacker Drive
Chicago, IL 60606

> **Re: CME Group Inc.**
> **Form 10-K**
> **Filed February 28, 2011**
> **File No. 001-31553**

Dear Mr. Parisi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Note 6. Performance Bonds and Guaranty Fund Contributions, page 81

1.   In future filings please expand your disclosure to address why certain performance bonds, guaranty fund contributions, cross-margin arrangements and performance collateral for delivery have been included on your balance sheet, while other performance bonds and performance collateral for delivery, non-cash deposits and IEF funds have not been included. Please provide us with your proposed disclosure, addressing whether 1) you have risks and rewards associated with ownership of the collateral, 2) the funds are held by you, 3) the funds are available for your use and 4) if you receive interest income from the deposits.

Note 8. Intangible Assets and Goodwill, page 84

2.   In future filings please expand your disclosure to describe the nature of indefinite-lived trading products. Please provide us with your proposed future disclosures.

<u>Note 18. Contingencies, page 96</u>

3.   We note that you are involved in various legal proceedings. If there is at least a reasonable possibility that a loss may be incurred as a result of these proceedings, please disclose an estimate or range of possible loss or include a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief